UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2019

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.
Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 21, 2018, Avino Silver & Gold Mines, Ltd. (the “Company”) filed a registration statement on Form F-3 (Registration No. 333-226963) (“Form F-3”) with the Securities and Exchange Commission (the “SEC”) to register $25,000,000 of the Company’s common shares, warrants to purchase common shares, debt securities and units consisting of common shares, warrants or debt securities or any combination of these securities in one or more transactions. The Form F-3 was declared effective by the SEC on September 5, 2018.

In connection with the Form F-3, the Company filed a final prospectus supplement with the SEC on September 21, 2018 for the offer of 6,239,867 of common shares and warrants to purchase up to 6,239,867 common shares and the common shares that are issuable from time to time upon exercise of the warrants (the “Prospectus”).

This Form 6-K is being filed for the purpose of clarifying the aggregate market value of the common shares of the Company held by non-affiliates on the cover page of the Prospectus. The calculation of the number of common shares owned by non-affiliates omitted common shares that were inadvertently included in the calculation common shares owned by affiliates.

The aggregate market value on the cover page of the Prospectus should be clarified to reflect that:

“Based on a closing price of $1.19 per share on July 23, 2018, a date within sixty days of the date of this prospectus supplement, the aggregate market value of our outstanding common shares held by non-affiliates was approximately $63,714,749 based on 56,206,346 common shares outstanding on September 21, 2018, of which 53,541,806 common shares were held by non-affiliates.”

Incorporation by Reference

The information set forth in this report on Form 6-K is hereby incorporated by reference into the Prospectus.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: June 3, 2019	By:	/s/ Nathan Harte
Nathan Harte
Chief Financial Officer

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